Saturna Capital Corporation
1300 North State Street
Bellingham, Washington 98225

December 31, 2024

VIA EDGAR

John Kernan, CPA
Division of Investment Management, Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Amana Mutual Funds Trust (File Nos. 002-96924 & 811-04276)

Dear Mr. Kernan,

The following are responses to the comments that you provided by telephone on December 6, 2024, regarding the review of Amana Mutual Fund Trust’s (the “Trust”) Annual Report on Form N-CSR for the fiscal year ended May 31, 2024. Your comments and the Trust’s responses are set forth below.

  Comment: The new website posting requirement adopted as part of the tailored shareholder report rules mandates that funds make available on a website all of the information contained in Items 7-11 of amended Form N-CSR. The adopting release highlights that “[t]he website address must be specific enough to lead investors directly to the particular information, but may be a central site with prominent links to the referenced information.” It appears the website referenced in the Trust’s TSRs does not meet such requirement.
  Specifically, it appears that the website does not contain all of the Items 7-11 of Form N-CSR as required by Rule 30e-1(b)(1)(i) under the Investment Company Act of 1940. Please describe how the Trust will comply with such website reporting requirements prospectively.

  Response: The Trust confirms that prospectively, it will make available on its website all of the information required by Items 7-11 of amended Form N-CSR, as required by Rule 30e-1 under the Investment Company Act. Consistent with the guidance provided by the staff in ADI 2024-14: Tailored Shareholder Report Common Issues, the Trust will make this information available in a single pdf and refer to these disclosures as “Annual Financial Statements and Additional Information.”

  Comment: An amendment to the Trust’s Form N-CSR was filed on 10/30/2024. However, the required certifications by the principal executive officer were signed on his behalf pursuant to a power of attorney which is not permissible. Section 240.13a-14 of Federal Code 17 states that a person required to provide a certification specified in parts A, B or D of that section may not have the certification signed on his or her behalf pursuant to a power of attorney or other form of confirming authority. In addition, the staff noted that the certifications contained inaccurate references to a semiannual report. Please correct these issues and file an amendment to the Form N-CSR which should include the updated certifications for both the principal executive officer and principal financial officer.

  Response: The Trust confirms that it will file an amended Form N-CSR which includes updated, corrected and signed certifications for both the principal executive officer and principal financial officer.

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082.

Sincerely,

Amana Mutual Funds Trust

/s/ Elliot S. Cohen

Name: Elliot S. Cohen
Title: Secretary

cc: Fatima Sulaiman, K&L Gates LLP